SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2010

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

RESOLUTIONS OF THE EXTRAORDINARY GENERAL MEETINGS

Rio de Janeiro, August 12, 2010 – Petróleo Brasileiro S.A. - Petrobras announces that the Extraordinary General Meeting held today, at 3:00 pm in the auditorium of the Company's head office building at Av. República do Chile, nº 65, 1st floor, in the City of Rio de Janeiro (RJ), approved the following:

(a)       Ratifying the engagement of PricewaterhouseCoopers Corporate Finance & Recovery Ltda. (“PwC”), to prepare a valuation report of 4 (four) Letras Financeiras do Tesouro (federal treasury bills) issued by the Brazilian Federal Government (the “Valuation Report”), maturing on September 7, 2014; March 7, 2015; September 7, 2015 and September 7, 2016 (“LFTs”), to be optionally used by the Company’s shareholders to pay for the shares subscribed in the Company’s primary public offering, to be held in accordance with article 62 of Company’s bylaws and in accordance with CVM Instruction No. 400 (Instrução CVM Nº 400), of December 29, 2003, as amended;

(b)       Approving the criteria and methodology to establish the value of the LFTs, as proposed by PwC in the Valuation Report (the “Valuation Criteria”); and

(a)         Delegating authority to the board of directors of the Company to ratify the final value of each series of the LFTs, in accordance with the Valuation Report pursuant to the Valuation Criteria.

The Company further informs that the Federal Government abstained from voting on the matters subject to this Extraordinary General Meeting.    Additionally, the shareholders were informed during the Meeting that the Minority Shareholder's Committee, comprised of Mr. Fabio Colletti Barbosa, Representative director of the common minority shareholders, Mr. Jorge Gerdau Johannpeter, Representative director of the preferred shareholders, and Mr. Ary Oswaldo Mattos Filho, external member and also independent, understands the LFT Valuation Criteria submitted for approval at the Meeting to be appropriate.

 www.petrobras.com.br/ri/english

Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS

 Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br

Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ  I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 12, 2010
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
All forward-looking statements are expressly qualified in their entirety by this cautionary statement, and you should not place reliance on any forward-looking statement contained in this press release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.